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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.   2   )*
                                       -------



                              AVID TECHNOLOGY INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   05367P100
                               ------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 24 pages

CUSIP No.    05367P100          13G         Page   2   of   24   Pages
             ---------                            ---      ----

--------------------------------------------------------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               B.A.T Industries p.l.c.

--------------------------------------------------------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) [ ]

                                                                                                                     (b) [ ]

--------------------------------------------------------------------------------------------------------------------------------
 3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

               England

--------------------------------------------------------------------------------------------------------------------------------
                    5     SOLE VOTING POWER

                              -0-

   NUMBER OF      --------------------------------------------------------------------------------------------------------------
    SHARES          6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   1,300,233
     EACH
   REPORTING      --------------------------------------------------------------------------------------------------------------
    PERSON          7     SOLE DISPOSITIVE POWER
     WITH
                              -0-
                 ---------------------------------------------------------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER

                              1,300,233

--------------------------------------------------------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,300,233

--------------------------------------------------------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                               [ ]

             N.A.


--------------------------------------------------------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             6.11%

--------------------------------------------------------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

             HC

--------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 2 of 24 pages

CUSIP No.    05367P100               13G           Page   3   of   24   Pages
             ---------                                   ---      ----

------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Farmers Group, Inc.

------------------------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)  [ ]

                                                                                                                (b)  [ ]

------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


               Nevada
-----------------------------------------------------------------------------------------------------------------------------
                   5     SOLE VOTING POWER

                               -0-

                  -----------------------------------------------------------------------------------------------------------
                   6     SHARED VOTING POWER
  NUMBER OF
    SHARES                     1,300,233
 BENEFICIALLY
  OWNED BY        -----------------------------------------------------------------------------------------------------------
    EACH           7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                      -0-
    WITH
                  -----------------------------------------------------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                               1,300,233

-----------------------------------------------------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,300,233

-----------------------------------------------------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                          [ ]

               N.A.

-----------------------------------------------------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.11%

-----------------------------------------------------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

               IC

-----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




                              Page 3 of 24 pages

Item 1 (a).     Name of Issuer:
----------

                AVID TECHNOLOGY INC.

Item 1 (b).     Address of Issuer's Principal Executive Office:
----------

                Metropolitan Technology Park
                One Park West
                Tewksbury, MA 01876

Item 2(a).      Name of Person Filing:
---------

                B.A.T Industries p.l.c., an English corporation ("B.A.T"), and Farmers Group, Inc. ("Farmers"), a Nevada corporation;
                Farmers is the beneficial owner of the Issuer's securities identified in Item 2(d) below through various subsidiaries of Farmers, by insurance exchanges for which Farmers acts as attorney-in-fact or by benefit plans for employees of Farmers and its subsidiaries for which Farmers has investment discretion. No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made; and B.A.T may be deemed to be the indirect beneficial owner of such securities by indirectly owning 100% of the issued and outstanding shares of Farmers through B.A.T's wholly-owned subsidiary, South Western Nominees Limited. The filing of this statement by B.A.T shall not be construed as an admission that B.A.T is, for the purposes of Section 13(d) or 13(g) of the Act or under the laws or regulations of the United
                Kingdom, the beneficial owner of any securities covered by this statement.

Item 2(b).      Address of Principal Business Office or, if none, Residence:
---------

                B.A.T Industries p.l.c.
                Windsor House
                50 Victoria Street
                London SW1H ONL
                England

                Farmers Group, Inc.
                4680 Wilshire Boulevard
                Los Angeles, California 90010
                USA

Item 2(c).      Citizenship:
---------

                B.A.T Industries p.l.c.   - England
                Farmers Group, Inc.       - Nevada





                              Page 4 of 24 pages

Item 2(d).       Title of Class of Securities:
---------

                 Common stock, par value $0.01 per share

Item 2(e).       CUSIP Number:
---------

                 05367P100

Item 3.          This statement is filed pursuant to Rule13d-1(b) by B.A.T,
------           a Parent Holding Company, in accordance with Rule 13d-1(b)(ii)
                 (G), and by Farmers Group, Inc., an Insurance Company (as defined in Section 3(a)(19) of the Act) incorporated under the laws of Nevada.

Item 4.          Ownership:
------

                 (a)  Amount Beneficially Owned:

                              1,300,233

                      The shares being reported were acquired by various subsidiaries of Farmers Group, Inc. by insurance exchanges for which Farmers Group, Inc., acts as attorney-in-fact or by benefit plans for employees of Farmers Group, Inc. and its subsidiaries for which Farmers Group, Inc. has investment discretion. No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made.

                 (b)  Percent of Class:

                              6.11%

                 (c)  Number of shares as to which person has:

                      (i)     Sole voting power:                -0-
                      (ii)    Shared voting power:              1,300,233
                      (iii)   Sole disposition power:           -0-
                      (iv)    Shared disposition power:         1,300,233

Item 5.         Ownership of Five Percent or Less of a Class:
------

                      Not Applicable.





                              Page 5 of 24 pages

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:
------

                        Not Applicable.

Item 7.         Identification and Classification of the Subsidiary Which
------          Acquired the Security Being Reported on by the Parent Holding
                Company:

                        See Exhibit I.

Item 8.         Identification and Classification of Members of the Group:
------

                        Not Applicable.

Item 9.         Notice of Dissolution of the Group:
------

                        Not Applicable.

Item 10.        Certification:
-------

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                              Page 6 of 24 pages

                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     B.A.T INDUSTRIES p.l.c.


Dated February 5, 1997               By:  /s/ Anthony Robert Holliman
                                         ------------------------------------
                                         Name:  Anthony Robert Holliman
                                         Title: Assistant Corporate Secretary





                              Page 7 of 24 pages

                                  SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        FARMERS GROUP, INC.


Dated February 5, 1997                  By:  /s/ Alan Porter
                                           ----------------------------
                                            Name: Alan Porter
                                            Title:  Corporate Secretary





                              Page 8 of 24 pages

                                Exhibit Index


Exhibit     Description                                             Page Number
-------     -----------                                             -----------
   I        Identification and Classification of Subsidiaries           10

   II       Amendment, dated February 6, 1996, to Schedule              11
            13G, dated February 9, 1994

   III      Schedule 13G, dated February 9, 1994                        17





                              Page 9 of 24 pages